Stockholmsbörsen AB

To the Board of Directors Stockholmsbörsen AB:

     We have audited the accompanying balance sheets of Stockholmsbörsen AB as of December 31, 2002 and 2001, and the related profit and loss accounts and the statements of cash flows and movements in the shareholder’s equity each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stockholmsbörsen AB at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in Sweden which differ in certain significant respects from those followed in the United States (see Note 23 of Notes to the Financial Statements).

Stockholm, Sweden

April 28, 2003

Ernst & Young AB

Björn Fernström

STOCKHOLMSBÖRSEN AB
Corporate identity no. 556383-9058

INCOME STATEMENT

	Note	2002	2001	2000

		SEK 000 (except per share amounts)
REVENUE	1
Trading revenue		590,326	717,921	1,102,770
Issuer fees		173,174	144,022	143,942
Facility management services		14,029	36,429	33,151
Information sales		117,058	115,199	99,739
Other operating revenue		111,919	130,631	116,499

TOTAL REVENUE		1,006,506	1,144,202	1,496,101

EXPENSES	1
Premises		-48,515	-42,541	-38,115
Marketing expenses		-14,578	-29,323	-30,241
Consultant expenses		-77,703	-103,924	-133,283
Operational and maintenance expenses, IT		-170,153	-212,368	-116,858
Other external expenses		-73,654	-70,441	-69,762
Insurance premium		-60,568	-37,068	-41,731
Refunded VAT		—	—	34,200
Personnel expenses	2	-213,301	-154,553	-112,499
Depreciation	3,8	-24,430	-20,921	-3,988
Items affecting comparability	4	-73,167	—	—

TOTAL EXPENSES		-755,979	-671,139	-512,277

Income in associated companies	1,9	60	80	—

OPERATING INCOME		250,587	473,143	983,824

FINANCIAL ITEMS, NET	1,5	-43,144	-29,476	19,800

INCOME NET OF FINANCIAL ITEMS		207,443	443,667	1,003,624

Taxes	7	-97,899	-117,794	-264,515

NET INCOME		109,544	325,873	739,109

Earnings per share — basic and diluted		54,77	162,94	369,55

STOCKHOLMSBÖRSEN AB
Corporate identity no. 556383-9058

BALANCE SHEET

		31 December,

	Note	2002	2001

		SEK 000
ASSETS

Fixed assets
Tangible fixed assets
Equipment, net	8	138,139	152,096
Financial fixed assets
Investment in associated companies	9, 11	2,622	3,008
Deferred tax receivable		39,104	19,407
Long-term deposit		22,667	75,995
Total fixed assets		202,532	250,586

Current assets
Current receivables
Accounts receivable (Net of provision for bad debts of 2,167 (3,353)		236,829	334,642
Receivable from group companies	12	747,668	1.215,712
Tax receivable		13,383	—
Other receivables		2,493	5,925
Prepaid expenses and accrued revenue	13	79,738	90,998

Short-term investments	1	693,475	791,170
Cash at bank	1,12	125,096	179,989
Total current assets		1,898,682	2,618,436

TOTAL ASSETS		2,101,214	2,869,022

STOCKHOLMSBÖRSEN AB
Corporate identity no. 556383-9058

BALANCE SHEET, contd.

		31 December,

	Note	2002	2001

		SEK 000
LIABILITIES AND SHAREHOLDERS’ EQUITY

Shareholders’ equity

Restricted reserves
Share capital (2,000,000 shares at a par value of SEK 100)		200,000	200,000
Restricted reserves		50,000	153,196
Unrestricted reserves		-73,123	-244,275
Net income		109,544	325,873
Total shareholders’ equity		286,421	434,794

Appropriations
Restructuring reserve	14	60,812	—
Deferred tax liability		4,060	62,550
Total appropriations		64,872	62,550

Long-term liabilities
Subordinated debentures to group company	15	750,000	750,000

Current liabilities
Accounts payable		233,050	223,521
Payable to parent and other group companies		643,401	634,742
Tax liabilities		—	648
Other liabilities		29,585	681,794
Accrued expenses and deferred revenue	16	93,885	80,973
Total current liabilities		999,921	1,621,678

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,101,214	2,869,022

Collateral pledged	19	26,751	87,801

Contingent liabilities		*	*

*	Stockholmsbörsen has issued a guarantee against OM London Exchange to cover potential losses arising as result of credit risk associated with default by counter-parties on open contracts. If losses consume all the parent company’s equity, including subordinated debentures to group company (1,036.4 m at December 31, 2002), credit insurance will cover additional losses arising (1,000) (720) m. In addition Stockholmsbörsen has issued a guarantee where Stockholmsbörsen guarantees OM London exchange obligations towards their members.

STOCKHOLMSBÖRSEN AB
Corporate identity no. 556383-9058

Cash Flow Statement

	2002	2001	2000

	SEK 000
Ongoing operations
Operating income after financial items	207,443	443,667	1,003,624
Adjustment for items not included in cash flow:
Depreciation, Note 3,8	24,340	20,921	3,988
Write-downs, Note 4	4,890	—	—
Appropriations	-58,490	—	—
Restructures, Note 14	60,812	—	—
Share in associated companies’ income, Note 9	-60	-80	—
Financial net	2	-2,877	1,239

	238,937	461,631	1,008,851

Income tax paid	-3,899	-1,586	-11,132

Cash flow from ongoing operations before change in working capital	235,038	460,045	997,719

Change in working capital
Operating receivables	840,652	-775,758	22,224
Operating liabilities	-1,100,357	37,886	-1,120,553

Total change in working capital	-259,705	-737,872	-1,098,329

CASH FLOW FROM ONGOING OPERATIONS	-24,667	-277,827	-100,610

Investments
Acquisitions of financial fixed assets	—	-100	—
Sale of subsidiaries	-146,855	—	—
Raise of capital and income in associated companies	—	—	4
Acquisition of tangible fixed assets, Note 8	-15,560	-136,175	-30,006
Increase in other long-term receivables	33,631	-27,780	-46,100
Decrease in other long-term liabilities	—	—	-1,465
Sale of tangible fixed assets	287	—	—
Other	576	—	—

Cash flow from investment activity	-127,921	-164,055	-77,567

Change in cash position	-152,588	-441,882	-178,177
Cash position*, opening balance	971,159	1,413,041	1,591,218
Cash position, closing balance	818,571	971,159	1,413,041

*	The net cash position includes the short-term investments and cash at bank items.

STOCKHOLMSBÖRSEN AB
Corporate identity no. 556383-9058

Statement of Changes in Shareholders’ Equity

	Share Capital	Restricted reserves	Unrestricted Reserves	Shareholders' Equity

Balance at 31 December, 1999	200,000	54,863	93,721	348,584

Group contributions payable	—	—	-905,500	-905,500
Tax on group contribution	—	—	253,240	253,240
Net and comprehensive income	—	—	739,109	739,109
Change in equity component of untaxed reserves	—	-4,863	4,863	—
Translation differences	—	1,939	-1,771	168
Balance at 31 December, 2000	200,000	51,939	183,662	435,601

Group contributions payable	—	—	-454,500	-454,500
Tax on group contribution	—	—	127,260	127,260
Net and comprehensive income	—	—	325,873	325,873
Changes between restricted and unrestricted Equity	—	101,257	-101,257	—
Translation differences	—	—	560	560
Balance at 31 December, 2001	200,000	153,196	81,598	434,794

Group contributions payable	—	—	-419,600	-419,600
Group contribution payable not deductible	—	—	-59,000	-59,000
Group contribution receivable	—	—	250,000	250,000
Tax on group contribution	—	—	117,488	117,488
Sale of business	—	-103,196	-43,609	-146,805
Net and comprehensive income	—	—	109,544	109,544
Balance at 31 December, 2002	200,000	50,000	36,421	286,421

STOCKHOLMSBÖRSEN AB
Corporate identity no. 556383-9058

Notes to the financial statements
Amounts in SEK 000 unless otherwise indicated

Note 1
Description of business and accounting principles

Stockholmsbörsen (the “Company”), which is under the regulatory control of the Swedish Financial Supervisory Authority, is a wholly owned subsidiary of OM AB, the Parent company of the OM group of companies. The Company operates in a single industry as an exchange and clearing organisation to buyers and sellers of various financial instruments, primarily in Europe. The majority of the Company’s revenues are derived from transaction fees earned on exchange transactions.

The Annual Accounts Act (1995:1554)

Stockholmsbörsens Annual Report for 2002 has been established in accordance with the Annual Accounts Act (1995:1554) and the applicable standards issued by the Swedish Financial Accounting Standards Council .

Accounting principles for group contribution

Group contributions have been accounted for in accordance with the standards issued by the Swedish Financial Accounting Standards Council’s Task Force, which means that contributions are recorded to shareholders’ equity.

Principles of consolidation

The Company’s financial statements include the accounts of OM London Exchange LTD, a wholly owned foreign subsidiary, Stockholmsbörsen IT Support AB a wholly owned subsidiary. The Company’s investment in Clearing Control CCAB and Nordic Exchanges A/S are accounted for using the equity method and the Company’s share of the subsidiary’s net income (loss) is reflected separately in the income statement. The results of operations from acquired companies have been reported in the consolidated income statement since the date of acquisition. All significant intercompany transactions and balances have been eliminated.

Revenue and cost recognition

An item of revenue is posted to the income statement when it is likely that the company will receive its future financial benefits, and that these benefits can be calculated in a reliable way.

In addition to what is set out above, operating revenue also includes premiums for options written and payments for futures contracts sold. The company’s exchanges pay the same premium on the purchase of options and the same price for purchasing futures included in operating expenses, as OM’s exchanges receive for writing options and selling futures. Premium revenue and expenses as well as futures payments made and received are shown as net figures in the income statement.

Associated companies

An associated company is an operation which is neither a subsidiary nor a joint venture, but one where the company exercises a controlling influence over its management and where the company’s ownership is of a permanent nature. The company applies the equity method when accounting for associated companies and its total participation in associated companies’ income is reported net of tax. See Note 9.

Short-term investments and cash at bank

Stockholmsbörsen’s short-term investments and cash at bank are comprised of discount instruments, bonds and other securities issued by the Swedish government, local authorities, Swedish banks and Swedish mortgage institutions. These have been valued using the lower of cost and market value principle at the balance sheet date. Interest and dividend income earned on investments are recorded as Financial Items, Net in the accompanying Income Statement, see note 5.

In addition to pledged collateral and Stockholmsbörsen’s active risk management, the Company’s short-term investments, cash at bank and credit insurance are intended to ensure that Stockholmsbörsen is able to fulfil the exchange and clearing operations’ commitments.

Receivables and liabilities in foreign currencies

Receivables and liabilities in foreign currencies have been valued at the year-end rates quoted for each currency. The majority of the cash flows in the Company are in Swedish crowns why the exposure in foreign currencies is limited.

Items affecting comparability

Items affecting comparability relate to events and transactions that have an impact on income and are of significance when income for that period is compared with other accounting periods and other companies. The items relate to revenue and expenses of a non-recurring nature that are not part of the company’s current operations. See Note 4.

Provisions

Provisions are reported in the balance sheet when the group is set to experience future commitments as a consequence of an event that has already happened; one which is likely to incur a loss of financial benefits, the size of which can be anticipated with a reasonable degree of certainty. Provisions for restructuring expenses are reported when the group has presented a detailed plan for the implementation of the planned action and this plan has been communicated to all parties involved. See Note 14.

Taxes

Under the “Taxes” heading in the income statement the company has reported current and deferred income tax for its Swedish and foreign group companies. Group companies are liable to pay tax in accordance with relevant taxation legislation in the countries in question. The Swedish State corporate tax for 2002 was 28 percent, calculated on nominal reported income, adding non-deductible items and deducting non-taxable revenue as well as other deductions, primarily tax-free dividends from subsidiaries.

Deferred tax is reported in accordance with the balance sheet method which means that deferred tax liabilities and receivables are calculated, and reported in the balance sheet, on temporary differences between book and taxable values for assets and liabilities as well as for other tax deductibles or deficits. Deferred tax receivables are reported with caution and only when it is deemed probable that the underlying tax receivable will be realized during the foreseeable future. At each balance sheet date an assessment is made of the reported values.

Deferred tax liabilities and receivables are calculated using the anticipated tax rate at the time the reversal of the temporary difference is due to take place. The effects of the changes to applicable tax rates are reported during the period in which the changes become statutory. See Note 7.

Legal dispute

In June 2002 it was announced that Stockholmsbörsen had been sued by a number of members, banks and brokerage companies, on the exchange concerning a demand for the repayment of value added tax, VAT. Stockholmsbörsen has contested these demands. In the opinion of Stockholmsbörsen there is no ground for the demand from the members since they already have been compensated for the increased cost that the VAT led to. The demand from the members amounts to SEK 180 m plus interest. Stockholmsbörsen has not made any provision for the demands.

EDX London

In December 2002 OM (the parent company of Stockholmsbörsen) and London Stock Exchange, LSE, announced the formation of a new international marketplace for equity derivatives trading, EDX London. The operation will be based on the derivatives business of OMLX. EDX London will be owned by Stockholmsbörsen (24%) and LSE (76%). Upon completion of the transaction, which is estimated before June 30, 2003, EDX will pay approximately SEK 340 m in consideration to Stockholmsbörsen for the assets contained in OMLX equity derivatives business. In addition to that portion of EDX London’s future income that Stockholmsbörsen will receive through its 24% ownership, as agreed, Stockholmsbörsen will receive an annual percentage of EDX London’s future revenue from Swedish equity derivatives. Management estimates that the formation of EDX London will have a neutral effect on the operating income of Stockholmsbörsen. See also note 10.

Note 2
Personnel

	2002		2001		2000

Salary and remuneration
Sweden
CEO, Deputy CEO, (of which performance-related bonuses)	4,667	(950)	1,438	(0)	2,074	(170)
Other employees	80,934		55,059		49,026
United Kingdom*[1]	66,620		46,447		24,724

Total salary and remuneration	152,221		102,944		75,824

Other personnel expenses
Employers’ contributions	36,582		25,693		20,891
Pension expenses*[2]	16,589		12,322		4,172
Other personnel expenses	16,956		13,594		11,612

Total other personnel expenses	70,127		51,609		36,675

Total personnel expenses	222,348		154,553		112,499

*[1]	Of which 2,303 (2,303) (2,128) to the CEO.

*[2]	Of which 648 (298) (437) to the CEO and Deputy CEO.

Remuneration has been paid to the Board for the period 628 (625) (625).

Average number of employees

	2002		2001

		Of which		Of which
	Total	men	Total	men

Parent Company
Sweden	160	89	143	75
Subsidiaries
Sweden	47	41	0	0
United Kingdom	87	57	75	49

Group total	294	187	218	124

Note 3
Depreciation

Depreciation principles

Equipment

Equipment is depreciated on the basis of the financial life span estimated by Stockholmsbörsen Group, subject to maximum of five years. Depreciation expense was 24,340 (20,921) (3,988). See note 8.

Note 4
Items affecting comparability

Closure cost Jiway 69,167 of which write-down 4,890 and 64,277 is other expenses. Cost reduction program also included with 4,000.

Jiway was launched in February 2000 as the world’s first fully integrated exchange for crossborder trading, clearing and settlement. Operations commenced in November 2000. In October 2001 OM restructured the company, thereby substantially reducing its cost base. The year 2002 saw market activity on Jiway increase, although from very low levels. Jiway’s financial performance could not justify the financial support of its operations and in October 2002 OM decided to close Jiway. Costs related to the closing of Jiway amounts to SEK 69 m.

Jiway’s part of the consolidated revenues were insignificant in 2002, 2001 and 2000. Jiway’s part of the consolidated expenses (including financial items) were SEK 176 m, SEK 30 m and nil in 2002, 2001 and 2000 respectively.

Note 5
Financial items

	2002	2001	2000

Other interest revenue, etc.
Interest	43,146	46,323	65,261
Group interest	12,415	19,073	23,185
Currency gains	192	2,839	2,318

Total	55,753	68,235	90,764

Interest expenses, etc.
Interest	-14,886	-17,121	-1,465
Group interest	-74,709	-79,656	-69,076
Currency losses	-9,302	-934	-423

Total	-98,897	-97,711	-70,964

Total financial items	-43,144	-29,476	19,800

Note 6
Operational leasing

Stockholmsbörsen has no financial leasing agreements. Set out below are the operational leasing agreements within the group.

	2002	2001

Leasing fees for the period
Premises	52,246	68,338
Equipment	231	304

Total	52,477	68,642

	2003	2004	2005	2006	2007	Thereafter

Contracted leasing fees
Premises	41,824	41,824	41,824	46,201	46,201	231,006
Equipment	96	81	48	—	—	—

Total	41,920	41,905	41,872	46,201	46,201	231,006

Note 7
Taxes

	2002	2001	2000

Current tax	-117,595	-131,855	-263,201
Deferred tax	19,696	14,061	-1,314

Total	-97,899	-117,794	-264,515

Note 8
Tangible fixed assets

	31 December,

	2002	2001

Equipment
Acquisition value, opening balance	202,797	66,622
Purchases	15,560	136,175
Disposals and obsolescence	-11,802	—

Acquisition value, closing balance	206,555	202,797

	31 December,

	2002	2001

Depreciation, opening balance	50,701	29,780
Disposals and obsolescence	-6,625	—
Depreciation for the year	24,340	20,921

Depreciation, closing balance	68,416	50,701

Book value	138,139	152,096

Note 9
Financial fixed assets

	31 December,

	2002	2001

Investment in associated companies
Acquisition value, opening balance	3,088	3,008
Termination	-576	—
Share of income	60	80
Reclassification Clearing Control CCAB	50	—

Acquisition value, closing balance	2,622	3,088

Book value	2,622	3,088

Note 10
Proportion of equity in group companies

	Corporation	Registered	No. of	Proportion	Book
Company	identity no.	office	Shares	of capital	Value

OM London Exchange LTD*	2340701	London	100,000	100%	130,550
OM Stockholmsbörsen IT Support AB	556286-2069	Stockholm	4,000	100%	500

Book value					131,050

*     Part of business sold in December 2002. The deal is conditional and is supposed to be effective in June 2003 at the latest. The deal will result in a capital gain of approximately 228 m in OM London Exchange LTD.

Note 11
Proportion of equity in associated companies

			Proportion	Book
Company	Registered office	No. of shares	of capital	value

Clearing Control
CC AB 556286-2069	Stockholm	500	50%	50
Nordic Exchanges A/S	Copenhagen	20,000	33%	2,572

Book value				2,622

Note 12
Receivables from group companies

Of the total receivables 748 (1,216) m 419 (746) m relates to receivables in bank accounts included in OM’s group accounts system.

Note 13
Prepaid expenses and accrued revenue

	31 December,

	2002	2001

Accrued (unbilled) revenue	49,817	60,597
Prepaid expenses and other	29,921	30,401

Total	79,738	90,998

Note 14
Restructuring reserve

	31 December,

	2002	2001

Cost reduction program	1,582	—
Closing Jiway	59,230	—

Total	60,812	—

Note 15
Subordinated debentures to group company

Subordinated debenture issued to OM Treasury AG10	Dec 1997

Nominal amount	750,000
Interest terms Stibor +5% with the right to convert to fixed interest
Maturity	10 Dec 2007

Note 16
Accrued expenses and prepaid revenue

	31 December,

	2002	2001

Personnel expenses	22,153	17,286
Prepaid revenue	51,132	53,385
Other	20,600	10,302

Total	93,885	80,973

Note 17
Due date for receivables and liabilities

Due dates for receivables and liabilities are distributed as follows:

	Within 12 months	Within 2-5 years	After 5 years

Other long-term receivables	—	—	22,667
Accounts receivable	236,829	—	—
Receivable from group companies	747,668	—	—
Other receivable	2,493	—	—
Prepaid expenses and accrued income	79,738	—	—
Tax receivable	13,383	—	—
Other long-term liabilities	—	-750,000	—
Accounts payable	-233,050	—	—
Payables to group companies	-643,401	—	—
Other liabilities	-29,585	—	—
Accrued expenses and prepaid revenue	-93,885	—	—

Total	80,190	-750,000	22,667

Note 18
Interest bearing and non-interest bearing receivables and liabilities

		Non-
	Interest bearing	interest bearing

Tangible fixed assets	—	138,139
Financial fixed assets	22,667	41,726
Other receivables	420,668	659,443
Short-term investments	693,475	—
Cash and bank balances	125,096	—
Long-term liabilities	-750,000	—
Short-term liabilities	—	-999,921

Summa	511,906	-160,613

Note 19
Collateral pledged

	31 December,

	2002	2001

Stockholmsbörsen collateral pledged in favour of other clearinghouse*	2,824	10,646
*additional through bank guarantee	1,260	1,160
OM London Exchange collateral pledged in favour of other clearinghouse	22,667	29,895
Leasehold deposit London	—	46,100

Total	26,751	87,801

Note 20
Collateral pledged in favour of Stockholmsbörsen and OM London Exchange

	31 December,

	2002	2001

Collateral pledged in favour of Stockholmsbörsen	5,112,063	7,040,821
Collateral pledged in favour of OM London Exchange	1,668,702	2,676,539
Other clearinghouse collateral pledged in favour of Stockholmsbörsen*	2,420	10,646
* additional through bank guarantee	1,260	1,160

Total	6,784,445	9,729,166

In their respective clearing operations, Stockholmsbörsen and OM London Exchange serve as the financial intermediary for all options and futures contracts and thereby guarantee the execution of each contract. Clients, who via options or futures agreements have a commitment vis à vis Stockholmsbörsen or OM London Exchange, are required to provide the Company with access to collateral for such commitments in accordance with a collateral list determined by the Company. The majority of the collateral provided to the Company is comprised of cash and highly liquid securities issued by the Swedish Government.

Note 21
Trading between group companies

Included in total expenses, exclusive of personnel costs, of 543 (517) (400)m, is 262 (290) (222)m relating to purchases of technology and other services from companies within the OM group.

Sales to group companies amounted to 268 (3) (2)m and consist of the sale of the subsidiary OM Reinsurance AG, 253 m.

Note 22
Parent company

Company	Corporate identity no.	Registered office

OM AB	556243-8001	Stockholm

Copies of the financial statements of OM AB may be obtained through written request from OM AB, Norrlandsgatan 31, SE-105 78, Stockholm, Sweden.

Note 23
U.S. accounting principles and adjustments for U.S. GAAP

The consolidated accounts for Stockholmsbörsen AB have been prepared in accordance with Swedish GAAP which differs in certain respects from generally accepted accounting principals in the United States. The following summarizes the principal differences between Swedish GAAP and US GAAP and the impact on reported results and equity of the use of US GAAP:

Income taxes

The Company provides for deferred taxation using the liability method. Deferred taxes are not provided on timing differences which, in the option of management, will not reverse. However, under U.S. GAAP, deferred taxation is provided using the liability method on all temporary differences and deferred tax assets are recognized to the extent that their realization is more likely than not.

Earnings per share

Under U.S. GAAP, Basic and diluted earnings per share is calculated in accordance with Financial Accounting Standards Board Statement No. 128, “Earnings per Share” and basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. As no potentially dilutive securities have been issued by the Company, diluted earnings per share is equal to basic earnings per share for all periods presented.

Dividend to parent

January 1, 2002 the Company transferred the ownership of all shares in a wholly owned subsidiary OM Reinsurance AG to its parent company OM AB. This has been recognized as a dividend which resulted in a reduction of cash and equity of SEK 147 m.

Options held/ options written

Under U.S. GAAP, gross options held and options written of 1,772 (2,903) m, would be recorded as an asset and liability, respectively in the balance sheet. Under Swedish GAAP the accounts are netted to zero.

Reconciliation of income and shareholders’ equity

A calculation of income for each of the three years in the period ended December 31, 2002 and shareholders’ equity at December 31, 2002 and 2001, taking into account the significant differences between Swedish accounting practices and the U.S. GAAP standards, is provided below:

	Year ended 31 December,

	2002	2001	2000

Income as reported	109,544	325,873	739,109
Adjustment for deferred taxation	6,813	-2,996	-1,161
Adjustment for translation differences	—	560	-1,771

Income as adjusted for U.S. GAAP	116,357	323,437	736,177

Weighted-average shares outstanding — Basic and diluted	2,000,000	2,000,000	2,000,000

Earnings per share — basic and diluted	58,18	161,72	368,09

	31 December,

	2002	2001

Shareholders’ equity as reported	286,421	434,714
Adjustments for taxation (cumulative)	1,734	-5,079

Shareholders’ equity as adjusted for U.S. GAAP	288,155	429,635

Cash flow statement

According to U.S. GAAP, cash equivalents comprise short-term highly liquid investments with maturities of 90 days or less when purchased. Cash equivalents in the accompanying balance sheet include highly liquid investments with maturities at the date purchased in excess of 90 days. U.S. GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Also, under U.S. GAAP, dividend and interest income would be included in the operating activities category. The categories of cash flow activity under U.S. GAAP can be summarized as follows:

	Year ended 31 December,

	2002	2001	2000

Cash flows from operating activities	-24,667	-277,827	-100,610
Cash flows from investing activities	-127,921	-164,055	-77,567

Decrease in cash and cash equivalents	-152,588	-441,882	-178,177

Cash and cash equivalents, opening balance	971,159	1,413,041	1,591,218

Cash and cash equivalents, closing balance	818,571	971,159	1,413,041

Supplemental disclosures of cash flow information:

	Year ended 31 December,

	2002	2001	2000

Cash paid for taxes	6,332	7,247	8,034
Cash paid for interest	97,902	96,809	70,361

The following are additional disclosures required under U.S. GAAP:

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company does not require collateral on these financial instruments.

Cash and cash equivalents and short-term investments are maintained principally with financial institutions in Sweden and in Great Britain which have high credit standings. Credit risk on trade accounts receivable is reduced through on-going evaluations of customers credit worthiness and credit restrictions.

The Company is also exposed to off-balance-sheet credit risk in the event of non-performance by counterparties to derivative instruments (options and futures contracts) for which the Company (or its subsidiaries) act as a financial intermediary and guarantor. The Company requires counterparties to derivative transactions to maintain specified levels of collateral and the Company also maintains credit insurance to limit its exposure in the event of default by a counterparties to such transactions. The Company is effectively self-insured for credit losses on existing counterparty performance guarantees for written options and futures up to an amount equal to the Company’s net equity. At December 31, 2002 the Company’s aggregate exposure to off-balance sheet credit losses under existing derivative contracts for which the Company is the guarantor (assuming the counterparties failed completely to perform and any associated collateral were of no value) would total approximately 1.8 (2.9) billion. To date the Company incurred only insignificant losses as a result of acting as the financial intermediary and guarantor of derivative instrument transactions.

The Company is economically dependent on entities within OM AB for the provision of services related to computerized trading systems and networks and other IT related services as well as certain management services. The Company believes that it could obtain these services from other independent sources on commercially viable terms if required.

Revenues from three individual customers exceed 10% of total revenues in all years presented.

Marketable Securities

Under US GAAP the Company would consider its short-term investments including those classified as cash equivalents to be classified as available-for-sale securities. Accordingly, these securities would be stated at fair value, with unrealised gains and losses net of applicable taxes, reported in other comprehensive income and with realized gains and losses or declines in value judged to be other-than-temporary included in earnings. At December 31, 2002, the fair value of short-term investments was substantially equal to the cost basis.

Comprehensive income

Under US GAAP comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. During the year ended December 31, 2002 total comprehensive income as reported under US GAAP would have equalled SEK 166.4 m.

Research and development

Research and development costs are expensed as incurred. The amount charged to expense was 14 (22) (41) m.

Advertising

The Company expenses the costs of all advertising when incurred. Advertising costs were 2 (12) (9) m.

Income taxes

Pretax income from continuing operations was taxed in the following jurisdictions for the years ended 31 December:

	2002	2001	2000

Domestic	433,272	455,200	903,909
Foreign	-225,829	-11,533	99,715

	207,443	443,667	1,003,624

Significant components of the provision for income taxes are as follows:

	2002	2001	2000

Current:
Domestic	-117,595	-131,709	-256,029
Foreign	—	-146	-7,172

Total current	-117,595	-131,855	-263,201

Deferred:
Domestic	-3,835	3,868	-444
Foreign	23,531	10,193	-870

Total deferred	19,696	14,061	-1,314

Total provision for income taxes	-97,899	-117,794	-264,515

A reconciliation between the Company’s effective tax rate and the Swedish statutory tax rate is as follows:

	2002	2001	2000

Statutory tax rate, Sweden	28,0%	28,0%	28,0%
Foreign impact on tax rate	19,2%	-1,4%	-1,6%

Effective tax rate	47,2%	26,6%	26,4%

The difference between the nominal Swedish rate of 28 percent and the group’s tax rate is attributable primarily to the lower income level as well as the income distribution between different countries.

Deferred tax receivables & liabilities are comprised of the following at December 31:

	2002	2001	2000

Deferred tax receivables:
Deficit allowances	36,474	16,918	—
Depreciation in advance of capital allowances	628	280	438
Other tax allowances	2,002	2,209	2,122

Total	39,104	19,407	2,560

	2002	2001	2000

Deferred tax liabilities:
Depreciation in advance of capital allowances	4,060	4,060	918
Calculated tax on untaxed reserves	—	58,490	58,612

Total	4,060	62,550	59,530

A summary of the Company’s operations by geographic area is as follows:

	2002	2001	2000

Revenues:
Domestic	853,787	940,947	1,280,654
United Kingdom	152,719	175,302	187,097
Other	—	27,953	28,350

Consolidated	1,006,506	1,144,202	1,496,101

Operating income:
Domestic	466,436	493,417	906,339
United Kingdom	-215,909	-47,502	49,693
Other	60	27,228	27,792

Consolidated	250,587	473,143	983,824

Identifiable assets:
Domestic	2,068,138	2,156,484	1,700,880
United Kingdom	522,462	604,174	359,867
Other	—	460,738	414,904
Eliminations	-489,386	-352,454	-125,000

Consolidated	2,101,214	2,869,022	2,350,651

Recent accounting pronouncements

In August 2001 the FASB issued FAS-143 “Asset Retirement Obligations”, regarding the non-temporary removal of long-lived assets from service, whether by sale, abandonment, recycling or other method of disposal.FAS-143 will become effective for fiscal years beginning after June 15, 2002, which for the Company will be January 1, 2003. Management does not expect that adoption of FAS-143 will have a material impact on the Company’s results of operations or financial position.

In July 2002,FAS-146 “Accounting for Costs Associated with Exit or Disposal activities ” was issued. It addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3,“Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring).”

The principal difference between FAS-146 and EITF 94-3 relates to FAS-146’s requirements that a liability for a cost associated with an exit or disposal activity should be recognized when the liability is incurred. The statement is effective for exit or disposal activities initiated after December 31,2002. Autoliv does not expect the application of FAS-146 to have a material effect on earnings or financial position.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at its inception. The recognition of the liability is required even if it is not probable that payments will occur under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. FIN 45 also requires additional disclosures related to guarantees. The recognition measurement provisions of FIN 45 are effective for all guarantees entered into or modified after December 31, 2002.